October 16, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADMA Biologics, Inc. Registration Statement on Form S-1, as amended File No. 333-186579

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 4, 2013 and the date of this letter, 1,570 copies of the Preliminary Prospectus dated October 4, 2013 were distributed as follows: approximately 0 to prospective underwriters; 265 to institutional investors; 5 to prospective dealers; and 1,300 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern time on October 16, 2013 or as soon thereafter as practicable.

Very truly yours, Oppenheimer & Co. Inc. As Representative of the several Underwriters

Oppenheimer & Co. Inc.

By:	/s/ Douglas Cameron
Name: Douglas Cameron
Title: Head of Equity Capital Markets